April 6, 2016

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: H. Roger Schwall

Re:	EnerJex Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 31, 2015

Definitive Proxy Statement on Schedule 14A

Filed April 3, 2015

File No. 1-36492

Dear Mr. Schwall

In response to your letter dated March 4, 2016, set forth below are your comments concerning the EnerJex Resources, Inc.’s Form 10-K and Definitive Proxy Statement referred to above, and our responses. Your comments are in italics and are followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business and Properties, page 4

Reserves, page 11

1.	We have read your response to prior comment number one. We reissue our comment in part as your response and proposed disclosure revisions do not address the requirements for separately disclosing reserves by product type of crude oil including condensate, natural gas liquids and natural gas liquids relating to the presentation of reserves and the changes therein provided on page F-19 of Form 10-K for the fiscal year ending December 31, 2014. Please refer to FASB ASC 932-235-55-2 for illustrations of the presentation requirements of FASB ASC 932-235-50-4 and 50-5. To the extent applicable, please incorporate these revisions in the Form 10-K for the fiscal year ending December 31, 2015 as well.

EnerJex response:

We plan to include the following table in our Form 10-K, to be included at page F-19 with footnote 13 Supplemental Oil and Gas Reserve Information (Unaudited) – Estimated quantities of proved reserves.

	2014				2013
		Natural Gas		Oil		Natural Gas		Oil
	Crude Oil	Liquids	Natural Gas	Equivalents	Crude Oil	Liquids	Natural Gas	Equivalents
	BBL’s	BBLs	MCF’s	BOE’s	BBL’s	BBLs	MCF’s	BOE’s
Proved reserves (BOE):
Beginning	4,444,500	40,600	7,917,000	5,804,600	2,927,000	-	-	2,927,000
Revisions of previous estimates	(1,352,091)	56,919	578,506	(1,198,754)	141,600			141,600
Purchases of minerals in place	2,234			2,234	1,317,245	42,250	7,956,134	2,685,517
Extensions and discoveries	2,226			2,226	175,917			175,917
Sales of minerals in place				-	(4,800)			(4,800)
Production	(150,469)	(6,619)	(318,226)	(210,126)	(112,462)	(1,650)	(39,135)	(120,634)
Ending	2,946,400	90,900	8,177,280	4,400,180	4,444,500	40,600	7,917,000	5,804,600

To be consistent with the above table, we also plan to include the following table in our Form 10-K, to be included at top of page 10, replacing the existing table of Net Production, Average Sales Prices and Average Production and Lifting Costs.

	Year ended December 31,
	2014	2013
Net Production
Crude oil (bbl)	150,469	112,462
Natural gas liquids (bbl)	6,619	1,650
Natural gas (mcf)	318,226	39,135

Average Sales Prices
Crude oil (per bbl)	$86.76	95.81
Natural gas liquids (per bbl)	$30.65	32.87
Natural gas (per mcf)	$3.25	3.03

Average Production Cost (1) per BOE	$48.78	49.34
Average Lifting Costs (2) per BOE	$31.99	33.95

2.	We have read your response to prior comment number 2. We note the downward revision of approximately 600,000 Boe relating to the Cherokee Project represents a reduction in the net quantities of proved undeveloped reserves disclosed at the beginning of 2014 of approximately 30%. Item 1203(b) of Regulation S-K requires that you disclose material changes in proved undeveloped reserves that occurred during the year. We reissue our prior comment relating to the disclosure in your Form 10-K for the fiscal year ending December 31, 2014 and, to the extent applicable, to the Form 10-K for the fiscal year ending December 31, 2015 as well.

EnerJex response:

We plan to include the following comments to the last paragraph of Estimated quantities of proved reserves information of footnote 13, Supplemental Oil and Gas Reserve Information (Unaudited), which can be found at page F-19 of the 2014 10-K.

For the year ended December 31, 2014 proved reserves decreased 1,404.4 MBOEs, of which production accounted for 210.1 MBOEs or 14.9% of the decrease. The remaining decrease of 1,194.3 MBOEs or 20.5%, was due primarily to a revision of decline curves related to our Cherokee project in Eastern Kansas. Our third party independent engineering firm, MHA Petroleum Consultants revised their decline curve forecast methodology in response to 2014 production performance that fell short of forecast using the original methodology, resulting in a negative revision of a 686,091 BOEs of crude oil classified as proved developed producing, a negative revision of 38,100 BOEs of crude oil classified as proved developed non-producing and a negative revision of 627,893 of BOEs of crude oil classified as proved undeveloped reserves for a total of 1,352,091 BOEs. These decreases were partially offset by increases to estimated proved developed reserves of approximately 240,000 BOE of natural gas and 56,919 barrels of natural gas liquids that resulted from the transfer of an Adena gas-cap well from proved non-producing to the proved developed producing category. Additionally, proved developed non-producing natural gas reserves decreased approximately 143,000 BOE again due to the transferring of a gas-cap well from proved non-producing to the proved developed producing category.

Proved undeveloped reserves decreased 627,893 BOEs in 2014. The decrease was due almost entirely to the crude oil revisions, which resulted from revisions to decline curves related to our Cherokee project in Eastern Kansas. Our third party independent engineering firm, MHA Petroleum Consultants revised their decline curve forecast methodology in response to 2014 production performance that fell short of forecast using the original methodology. No material change in reserves balances were due to transfers from proved undeveloped reserves to the proved developed category.

For the year ended December 31, 2013 proved reserves increased 2,877.6 MBOE’s. This increase was due primarily to the acquisition of Black Raven Energy, Inc. on September 27, 2013.

3.	We have read your response to prior comment four. We note your response does not explain the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2014 were not scheduled to be developed within five years of your initial disclosure of such reserves in a filing made with the United States Securities and Exchange Commission. We reissue our prior comment relating to the disclosure in your Form 10-K for the fiscal year ending December 31, 2014 and, to the extent applicable, to the Form 10-K for the fiscal year ending December 31, 2015 as well.

EnerJex response:

We plan to include the following comments in our Form 10-K, to be included at page 11with our discussions of reserves related to Items 1 and 2 Business and Properties, page 34 with our discussions of reserves related to Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations and at page F-19 with footnote 13 Supplemental Oil and Gas Reserve Information (Unaudited) – Estimated quantities of proved reserves.

In 2014 the Company invested $7.1 million in its oil and gas properties. Approximately $6.4 million was spent developing oil and gas assets and the remaining amount was spent acquiring leasehold positions. Of the $6.4 million, approximately $2.0 million was invested in Kansas based oil production infrastructure, drilling and completing the Company’s proved undeveloped opportunities with $1.4 million allocated to its Mississippian project and $.6 million allocated to its Cherokee project. There were no material transfers of proved undeveloped reserves to the proved developed category. In Colorado approximately $1.0 million was invested in an oil trunk line for the Adena field and a gas tap and pipeline for the Amherst field. Approximately $3.4 million was invested recompleting and reactivating well in the Adena field. The investment deployment rate dramatically decreased in the beginning in the third quarter in response to falling commodity prices. The Company’s reserve report estimates $13.5 million of remaining future development costs, of which $3.5 million or $700,000 per year for five years is allocated to proved undeveloped activity. The Company has $7.4 million of current asset on hand, approximately $3.7 million of unrealized hedge gains and important infrastructure in Colorado completed which will facilitate the exploitation and development of proved undeveloped reserves over the next five years. At year end the Company’s review of proved undeveloped reserves revealed no instances of reserves that have not been developed within five years of their initial recording as a proved undeveloped reserve. In addition it believes it has the financial wherewithal to develop all it’s proved undeveloped reserves within the five year time frames required; utilizing its balance sheet, it borrowed $.5 million from its bank in January 2015 and has the ability to joint venture any of its assets.

Exhibit A

4.	We have read your response to prior comment 5 and note that the reserves report provided as Exhibit A to your reply reveals various inconsistencies with the disclosures in your filing and does not address all of the requirements. Please obtain and file a revised report to address the following points.

(a)	Please revise the description on page 2 of Exhibit A to clarify whether the information presented represents estimates of reserves independently prepared by MHA Petroleum Consultants, LLC or estimates prepared by the company’s engineers and audited by MHA Petroleum Consultants, LLC pursuant to Item 1202(a)(9) of Regulation S-K.

EnerJex response:

The description on page 2 of the revised MHA report included here as Appendix A has been change to make clear that the reserve report was independently prepared by MHA Petroleum Consultants, LLC.

(b)	We note that although the reserve report includes information relating to probable and possible reserves, you have not included these details within your filing. We believe that the information in the reserves report should correlate with the disclosure in the filing. Please either obtain and file a revised reserve report that does not include the information relating to probable and possible reserves, or revise the Form 10-K for the fiscal year ending December 31, 2014 to present this optional information in a manner that is consistent with the disclosure requirements under Items 1202(a)(2) and 1202(a)(5) of Regulation S-K.

If you elect to disclose information relating to probable and possible reserves, you should nevertheless obtain and file a revised reserves report that excludes all aggregated totals of proved, probable and possible reserves that are shown throughout the report. You may refer to the answer to Question 105.01 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at:

http//www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

EnerJex response:

Probable (PRB) and Possible (POS) reserve information has been deleted. Please see revised MHA Petroleum Consultants LLC report included here as Appendix A.

(c)	If you elect to disclose information relating to probable and possible reserves, you should nevertheless obtain and file a revised reserves report that excludes all aggregated totals of proved, probable and possible reserves that are shown throughout the report. You may refer to the answer to Question 105.01 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at:

http//www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

EnerJex response:

We do not elect to disclose information related to probable and possible reserves. All references to probable and possible reserves have been removed. Please see revised report from MHA Petroleum Consultants, LLC included here as Appendix A

(d)	The reserve report should include figures for the initial benchmark prices prior to adjustments and the figures for the average realized prices after adjustments for location and quality differentials such as transportation, quality, gravity and Btu content by product type for the reserves as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) of Regulation S-K.

EnerJex response:

Requested information is now included. Please see revised report from MHA Petroleum Consultants, LLC included here as Appendix A.

(e)	We note language indicating the capital costs used in the report to estimate present value of future net revenue discounted at 10% (“PV10” or “present value”) do not include any salvage value for the lease and well equipment or the cost of abandoning the properties. However, the disclosure that you have provided on page 5 of the Form 10-K along with the figure representing the total PV10 (present value) of your proved reserves as of December 31, 2014 indicates future abandonment costs are included. Tell us the amounts of future abandonment costs, reasons for differences between your disclosure and the third party engineer report, and your view of on the materiality of any differences in costs. If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004,available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

EnerJex response:

The disclosures on page 5 of the 10-K were in error and will be removed from the amended 10-K and the following disclosure will be added “after consideration of salvage value there are no material abandonment costs”.

If you have any questions or would like to discuss our responses above, you may contact our outside counsel, Fernando Velez, Jr. of Reicker, Pfau, Pyle & McRoy, LLP, at 805-966-2440, or me at 210-451-5545.

Very truly yours,

/s/ Douglas M. Wright

Douglas M. Wright
Chief Financial Officer

Exhibit A – Letter from MHA Petroleum Consultants dated January 22, 2016

cc:	Fernando Velez – via email

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

Exhibit A

Letter from MHA Petroleum Consultants, LLC

January 22, 2016

Mr. Robert Watson Jr.

President and CEO

Enerjex Resources

4040 Broadway, Suite 508

San Antonio, Texas 78209

Dear Mr. Watson:

The following reserve report was independently prepared by MHA Petroleum Consultants, LLC based upon information supplied to them by Enerjex Resources, Inc.

In accordance with your request, we have evaluated the assets of Enerjex Resources (Enerjex), as of January 1, 2015. This includes the proved reserves and future revenue to the Enerjex interest’s in certain oil and gas properties located in Colorado, Nebraska, Kansas, and Texas. It is our understanding that the proved reserves estimated herein constitute all of the proved reserves owned by Enerjex. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas, except that per-well overhead expenses are excluded for the operated properties and future income taxes are excluded for all properties. We completed our analysis on or about the date of this letter. This report has been prepared for Enerjex’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth our estimates of the net reserves and future net revenue, as of January 1, 2015 for the proved properties:

Enerjex Resources

Proved Reserves

Estimated Net Reserve and Income Data

As of January 1, 2015

	Net Remaining Reserves
Reserve Category	Oil MBBL	Gas MMCF	NGL MBBL	Future Net Income M$	Direct Operating Expense & Taxes M$	Equity Investment M$	Undisc. Net Cash Flow M$	Discounted Net Cash Flow @ 10% M$
PDP	1,844.7	1,804.2	76.7	164,938.8	64,623.1	9.0	100,306.8	42,258.7
PNP	426.5	2,313.3	14.2	42,386.2	15,277.2	3,178.1	23,930.9	9,683.5
PUD	675.3	4,059.9	0.0	75,232.8	21,219.2	10,549.5	43,464.2	12,376.5
Total Proved	2,946.5	8,177.4	90.9	282,557.8	101,119.5	13,736.6	167,701.9	64,318.7

The oil volumes shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

Oil and gas prices used are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period covering 2014, consistent with SEC standards. The SEC oil price was $94.99/bbl, while SEC natural gas price was $4.35/MMBTU. Adjustments to these prices were made based on regional differentials and result in the net prices shown below:

STATE	OIL PRICE $/BBL	GAS PRICE $/MCF	NGL PRICE $/BBL
Colorado	81.78	3.19	27.72
Kansas	88.01	0.00	0.00
Nebraska	0.00	4.35	0.00
Texas	86.21	0.00	0.00

Operating costs are based on historical operating expense records. For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs for the operated properties include only direct lease- and field-level costs. Operating costs have been divided into per-well costs and per-unit-of-production costs for those properties reported on a lease basis. Capital costs are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Operating costs and capital costs are not escalated for inflation. Estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of MHA are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Enerjex, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

MHA uses standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this evaluation, along with data provided by Enerjex, are on file in our office. The technical person primarily responsible for conducting this analysis meets the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.

We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

MHA Petroleum Consultants, LLC

Leslie S. O’Connor

Managing Partner

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

CERTIFICATION OF QUALIFICATION

A. LESLIE S. O’CONNOR B. Managing Partner 1. Petroleum Consultant

MHA Petroleum Consultants LLC

730 17th Street, Suite 410

Denver, CO 80202

Phone: +1 303 277 0270

e-mail: loconnor@mhausa.com

EDUCATION

▪	Extended BSc Geology with Applied Engineering, North Arizona University, 1978
▪	Graduate Studies in Petroleum Engineering, Colorado School of Mines

PROFESSIONAL PROFILE

▪	In excess of 35 years of petroleum engineering experience
▪	Project management
▪	Oil and gas field studies; United States, China, Mexico, South America, Western and Eastern Europe and Asia
▪	Petrophysical studies
▪	Unitization studies
▪	Workover opportunity identification
▪	Property evaluation, acquisition and divestitures
▪	Reservoir and economic evaluation
▪	Expert witness testimony
▪	Gas deliverability and gas storage
▪	Coal bed methane studies
▪	Reservoir simulation
▪	Waterflood feasibility studies
▪	Development of reservoir engineering courses for industry
▪	Studied fields in the United States (essentially all oil and gas areas), U.K. Offshore, China, Mexico, South America, Western and Eastern Europe and Asia

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

WORK EXPERIENCE

MHA PETROLEUM CONSULTANTS LLC, Denver, Colorado:

(August 2011) Managing Partner and Petroleum Consultant

(March 2008) President and Petroleum Consultant

(May 2006) Vice President and Petroleum Consultant

Responsible for Denver and International operations: project manager, reserve and economic evaluations, litigation support, reservoir studies, acquisition and divestiture support. Manages an organization of approximately 30 people with active engineering projects worldwide. In charge of staff recruitment, development of new business and new business contacts, as well as maintaining relationships with the company’s existing client base.

SPROULE ASSOCIATES INC., Denver, Colorado

(February, 1997 to May, 2006) U. S. Manager and Petroleum Consultant

Responsible for U. S. operations; opened U. S. office for Sproule Associates Ltd. Project manager, reservoir studies, property evaluations, litigation support, acquisition and divestiture support, CBM studies, petrophysical studies, feasibility studies, reservoir and economic studies of properties throughout the U. S.

GEOQUEST RESERVOIR TECHNOLOGIES, DENVER, Colorado:

(Formerly Intera Petroleum and Jerry R. Bergeson & Associates, Inc.)

(January, 1981 to January, 1997) Petroleum Consultant

Technical reservoir studies, property evaluations, secondary recovery studies, gas deliverability and gas storage, petrophysical studies, unitization studies, expert testimony, reservoir and economic studies of properties in Williston Basin, Rocky Mountain, Mid-Continent, West Coast and Gulf Coast areas of the U. S.

THUMS LONG BEACH COMPANY, Long Beach, California:

(January, 1980 to January, 1981) Development/Drilling Engineer

Responsible for design of highly deviated wellbores, completion design, field operations.

Dresser Atlas, Long Beach, California:

(August, 1978 to December, 1979) Field Engineer

Open hole logging operations and log interpretation. Supervised field crew, planned and operated offshore skid unit on Exxon’s offshore Belmont Island platform.

PROFESSIONAL MEMBERSHIPS:

▪	Society of Petroleum Engineers – Recipient of the 1995 Regional Service Award
▪	Society of Petroleum Engineers – Recipient of the 1990 Denver Section Service Award
▪	Society of Petroleum Engineers – Recipient of the 2014 Regional Service Award
▪	Society of Petroleum Evaluation Engineers
▪	American Association of Petroleum Geologists
▪	Society of Professional Well Log Analysts
▪	Rocky Mountain Association of Geologists

♦	AAPG Certified Petroleum Geologist #5270; Board Certified by Division of Professional Affairs
♦	Licensed Professional Geoscientist, Texas #181

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

♦	Licensed Professional Geologist, Wyoming #PG-3059
♦	Licensed Professional Geologist, Utah #5207412-2250
♦	Licensed Professional Geoscientist, Louisiana #14

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)